April 25, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
File Nos. 2-11522, 811-173

Dodge & Cox Balanced Fund (S000011204; C000030877)
Dodge & Cox Stock Fund (S000011202; C000030875)
Dodge & Cox Income Fund (S000011205; C000030878)
Dodge & Cox International Stock Fund (S000011203; C000030876)
Dodge & Cox Global Stock Fund (S000022057; C000063339)

Ladies and Gentlemen:

Attached for electronic filing is Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of Dodge & Cox Funds (the “Registrant”), consisting of five series (Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Income Fund and Dodge & Cox Global Stock Fund) filed pursuant to Rule 485(b)(1) under the Securities Act of 1933. This amendment includes minor revisions to the Registration Statement filed pursuant to Rule 485(a)(2) on February 15, 2008 in response to SEC Staff comments, as well as some proofreading corrections. Please see our separate letter for an explanation of the changes made in response to Staff comments.

The Registrant’s Registration Statement will become effective on May 1, 2008.

Please contact me at 415.274.9393 with any questions or comments regarding this filing.

Sincerely,

/s/ Thomas M. Mistele
Thomas M. Mistele
Secretary

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